02023535

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 5 2002

SEC FILE NUMBER
8- 49192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Horan Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Road, Suite 520
(No. and Street)

Cincinnati (City) OH (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence L. Horan (513) 745-0707
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berge & Company LTD
(Name — *if individual, state last, first, middle name*)

20 West Ninth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-30-02

2. Related parties

Horan Associates, Inc., which is owned by the majority shareholder of Horan Securities, Inc., provides primarily all the facilities, equipment, and administrative support for the Company. During 2001 the Company was charged $121,584 in management fees and $76,348 in rent by Horan Associates, Inc. Approximately $47,335 of additional expenses paid by Horan Associates Inc. were reimbursed by the Company.

3. Retirement plans

The Company has two qualified, defined contribution plans (a money purchase pension plan and a profit sharing plan) covering substantially all of its employees. Contributions to the money purchase pension plan are required annually based upon a defined formula. Contributions under the profit sharing plan are determined annually by the Company. Participants may contribute to the 401(k) feature up to the lesser of $11,000 or 13% of compensation. Pension and profit sharing expense amounted to approximately $34,800 in 2001.

4. Net capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company had net capital of $137,455, which exceeded the minimum required amount by $112,455, and the Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.

Report of Independent Auditors

The Board of Directors
Horan Securities, Inc.

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional financial information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional financial information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berge & Company LTD

Cincinnati, Ohio
February 1, 2002

HORAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 223,617
Commissions receivable	100,843
Prepaid expenses	14,252
Refundable income taxes	15,412
Furniture and equipment, net of depreciation of $5,139	5,935
Other assets	11,700
	$ 371,759
Liabilities and Stockholders' Equity	
Accounts payable	$ 93,187
Commissions payable	49,678
Accrued expenses	43,440
Deferred tax liability	700
Total liabilities	187,005
Stockholders' equity:	
Common stock, no par value, 850 shares authorized, 75 shares issued and outstanding	750
Additional paid in capital	51,250
Retained earnings	132,754
Total stockholders' equity	184,754
	$ 371,759

See accompanying notes.

1. Summary of significant accounting policies and nature of business

Nature of business - Horan Securities, Inc. is a broker-dealer and registered investment advisor. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in ten states, primarily in the midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The following is a summary of the Company's significant accounting policies.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents – Cash equivalents represent short-term investments which are highly liquid with principle values that are not subject to significant risk of change due to interest rate fluctuations.

Furniture and equipment - Furniture and equipment are recorded at cost and are depreciated on an accelerated basis over their estimated useful lives.

Revenue recognition – The Company recognizes commission income at the time customer investments are received and transmitted to insurance carriers and registered investment companies.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. These differences primarily relate to depreciation.

Advertising expense - The Company's cost of advertising is expensed as incurred. Advertising and promotion expense amounted to approximately $25,000 in 2001.